LOAN AGREEMENT

This Agreement dated the 7th day of September, 2001.

BETWEEN:
MARK SMITH, a businessman, of 5090 Warwick Terrace, Pittsburgh, PA,
U.S.A.  15213

(the "Lender")
AND:
GLOBALTEX INDUSTRIES INC. a company incorporated under the laws of the Province of British Columbia, having an office at #501 - 1200 West Pender Street, Vancouver, British Columbia, V6E 2S9

(the "Borrower")

WHEREAS:
A. The Borrower requires additional funds to finance the Borrower's share of the Willow Creek Joint Venture's costs incurred in connection with commencing coal mining operations and the extraction of a bulk sample from the Willow Creek Joint Venture's coal properties in northeast British Columbia.
B. The Borrower wishes to borrow from the lender, and the Lender wishes to lend to the Borrower the aggregate sum of CAD $372,000 upon the terms and subject to the conditions hereinafter set forth.
NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto agree as follows:
1. INTERPRETATION
1.1 Definitions.  In this Agreement:
(a) "Agreement" means this agreement, as amended, supplemented or restated from time to time in writing.
(b) "Business Day" means a day other than a Saturday, Sunday or statutory holiday in British Columbia.
(c) "Event of Default" has the meaning given to it in Section 8.1.
(d) "Loan" has the meaning given to it in Section 2.1.
(e) "Market Value" means the average closing price over the ten trading days on the Canadian Venture Exchange immediately preceding the date of this Agreement;
(f) "Notice" means any notice, approval, election, demand, direction, consent, designation, request, agreement, instrument, certificate or other communication required or permitted to be given or made under this Agreement.
(g) "Permitted Action" means any suit, action, or other proceeding in any way related to or arising out of this Agreement or the Security commenced in the courts of British Columbia and all courts having appellate jurisdiction over those courts, by any party to this Agreement against any other party to this Agreement.
(h) "Person" means any natural person, sole proprietorship, partnership, corporation, trust, joint venture, any Governmental Authority or any incorporated or unincorporated entity or association of any nature.
(i) "Promissory Note" has the meaning given to it in Section 3.1 hereof.
(j) "Security" means the loan security described in 3.3 hereof.
(k) "Share" has the meaning given to it in Section 4.1 hereof.
(l) "Willow Creek Joint Venture" has the meaning given to it in a Joint Venture Agreement dated February 14, 1996 among Falls Mountain Coal Inc., Mitsui Matsushima Canada Ltd., BCR Ventures Inc. and the Borrower, as amended from time to time.

1.2 Business Day. If under this Agreement any payment or calculation is to be made, or any other action is to be taken, on or as of a day which is not a Business Day, the payment or calculation is to be made, or that other action is to be taken, on or as of the next day that is a Business Day.

1.3 Currency. All references to amounts of money, unless otherwise indicated, mean lawful currency of the Canada.

1.4 Governing Law. This Agreement and each of the documents contemplated by or delivered under or in connection with this Agreement are governed exclusively by, and are to be enforced, construed and interpreted exclusively in accordance with, the laws of British Columbia and the laws of Canada applicable in British Columbia which will be deemed to be the proper law of the Agreement.

1.5 Severability. Each provision of this Agreement is several. If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, the illegality, invalidity or unenforceability of that provision will not affect:
(a) the legality, validity or enforceability of the remaining provisions of this Agreement, or
(b) the legality, validity or enforceability of that provision in any other jurisdiction except that if:
(c) on the reasonable construction of this Agreement as a whole, the applicability of the other provision presumes the validity and enforceability of the particular provision, the other provision will be deemed also to be invalid or unenforceable, and
(d) as a result of the determination by a court of competent jurisdiction that any part of this Agreement is unenforceable or invalid and, as a result of this
Section 1.5, the basic intentions of the parties in this Agreement are entirely frustrated, the parties will use all reasonable efforts to amend, supplement or otherwise vary this Agreement to confirm their mutual intention in entering into this Agreement.

1.6 Time of Essence.  Time is of the essence of this Agreement.

1.7 Number and Gender. Unless otherwise specified, words importing the singular include the plural and vice versa and words importing gender include all genders.

2. LOAN COMMITMENT
2.1 The Loan. Subject to the terms and conditions hereof, the Lender will lend to the Borrower CAD $372,000 (the "Loan"). The Loan is available on a non-revolving basis. The Lender will advance the Loan proceeds by wire transfer to the account of the Borrower or the Borrower's Canadian legal counsel by September 10, 2001.

2.2 Interest. The principal amount of the Loan will bear interest at the rate of 15% per annum calculated daily in arrears and compounded quarterly, both before and after maturity, default and judgment, with interest on overdue interest at the same rate.

2.3 Repayment of Loan. The Borrower will repay the outstanding principal of the Loan plus all accrued interest on or before September 10, 2002.

2.4 Prepayment of Loan. The Borrower may, at its option, pay the Loan, in whole or in part at any time and from time to time, without bonus or penalty. Notwithstanding the payment covenants in Section 2.3, the Borrower will pay the principal amount of the Loan and all then-accrued interest promptly upon the Borrower raising sufficient funds to effect such payment from third-party alternative debt or equity financing sources.

2.5 Place of Payment. The Borrower will make all payments pursuant to this Agreement in immediately available funds at the office of the Lender set out herein or as otherwise directed by the Lender from time to time.

3. SECURITY
3.1 Securities Law. The Loan will be made in accordance with applicable securities laws and will be subject to the rules and policies of the Canadian Venture Exchange.

3.2 Promissory Note. As evidence of the Loan the Borrower will timely execute and deliver, or cause to be executed and delivered, to the Lender a promissory note in the form attached hereto as Schedule A (the "Promissory Note").

3.3 Required Security. As security for the Loan the Borrower will timely execute, and deliver, or cause to be executed and delivered, to the Lender a share pledge agreement in the form attached hereto as Schedule B, pursuant to which the Borrower will pledge to the Lender 100% of the issued and outstanding shares in the capital of Falls Mountain Coal Inc. (the "Security").

3.4 Release of Security. At such time as the entire amount of the Loan, together with all fees and charges, has been repaid by the Borrower to the Lender, and provided that the pledged shares of Falls Mountain Coal Inc. are not then being held by the Lender as security for any other debts or obligations of the Borrower, the Borrower may require that the Lender release and discharge the Security, at the Borrower's expense. In addition, at such time as the entire amount of the Loan, together with all fees and charges, has been repaid by the Borrower to the Lender, the Borrower may require the Lender to cancel the Promissory Note and deliver the cancelled Promissory Note to the Borrower.

4. BONUS SHARES
4.1 Bonus Shares. As soon as is reasonably possible after the advance of the Loan, the Borrower will issue to the Lender as a loan bonus payment that number of Common Shares in the capital of the Borrower (each a "Share") having a Market Value equivalent to 10% of the principal amount of the Loan converted into Canadian Dollars at an exchange rate of CAD $1.55 to US $1.00 (the "Bonus Shares")

4.2 Share Certificates. Within ten (10) Business Days of the advance of the Loan the Borrower will deliver certificates representing the Bonus Shares to the Lender.

5. CONDITION PRECEDENT TO BORROWING
The Lender will have no obligation to advance the Loan in whole or in part unless the Lender has received and is satisfied with the form and substance of the Promissory Note, the Security and such other documents which the Borrower is required to execute and deliver, or cause to be executed and delivered, to the Lender.

6. REPRESENTATIONS AND WARRANTIES
6.1 Borrower's Representation and Warranties. The Borrower represents and warrants to the Lenders that:
(a) the Borrower is a company duly incorporated and validly existing under the laws of British Columbia and is in good standing with respect to the filing of annual reports with the Registrar of Companies for British Columbia;
(b) the Borrower has all requisite corporate power capacity and authority to enter into, execute and deliver this Agreement and to execute and deliver the Promissory Note, the Security and to carry out the obligations contemplated herein and therein;
(c) the execution and delivery of this Agreement, the Promissory Note and the Security have been duly and validly authorized by the Borrower; and
(d) no Event of Default has occurred or is continuing.

6.2 Lender's Representations and Warranties. The Lender represents and warrants to the Borrower that he is aware that the Bonus Shares and the Promissory Note are being distributed under an exemption from the registration and prospectus requirements of the Securities Act (British Columbia) and the Rules promulgated thereunder, and states that this Agreement is not being entered into as a result of any information about the affairs of the Borrower that is not generally known to the public save knowledge of this particular transaction.

7. COVENANTS
7.1 Covenants of the Borrower. Until the Lender receives payment in full of the Loan, the Borrower covenants and agrees with the Lender that the Borrower will:
(a) take all reasonable steps to remain in good standing under the Company Act (British Columbia);
(b) give the Lender prompt notice of any Event of Default or any event which, with notice or lapse of time or both would constitute an Event of Default;
(c) observe and perform each of its covenants and agreements set forth in this Agreement and the Security; and
(d) not pledge, charge or otherwise further encumber any of its assets while any of the Loan remains outstanding without the prior written consent of the Lender.

7.2 Covenants of the Lender. The Lender will, at the request of the Borrower, provide information and formal declarations as required by applicable laws, regulations and policies in connection with this Agreement or the rules and policies of the Canadian Venture Exchange.

8. DEFAULT
8.1 Events of Default Defined. Event of Default means the occurrence of any of the following events:
(a) the Borrower defaults in any payment when the same is due under this Agreement;
(b) the Borrower becomes insolvent or makes a general assignment for the benefit of its creditors, or if an order is made or effective resolutions are passed for the winding-up, merger or amalgamation of the Borrower or if the Borrower is declared bankrupt or if a custodian or receiver is appointed for the Borrower under any bankruptcy legislation, or if a compromise or arrangement is proposed by the Borrower to its creditors or any class of its creditors, or if a receiver or other officer with like powers is appointed for the Borrower; or
(c) the Borrower defaults in observing or performing any other covenant or agreement of this Agreement on its part to be observed or performed; or
(d) the Borrower breaches any of Borrowers Representations and Warranties or is otherwise in material breach of this Agreement.

8.2 Consequences of Default. If any Event of a Default occurs and is continuing for a period of 21 days after written notice has been given by Lender to the Borrower, the Lender may declare the outstanding Loan to be immediately due and payable and may exercise all of its rights and remedies available at law, including under the Security.

9. GENERAL
9.1 No Assignment by Borrower. The Borrower will not assign this Agreement, or any part of this Agreement, without the prior written consent of the Lender, such consent not to be unreasonably withheld or delayed. Any purported assignment without the required consent is not binding or enforceable against any party.

9.2 Assignment by Lender. The Lender may assign all or any part of this Agreement to any person. By signing this Agreement, the Borrower irrevocably consents to any assignment by the Lender and agrees that the Lender will be released and discharged from this Agreement when, and to the extent that, the Lender has assigned this Agreement.

9.3 Notice. Each Notice to a party to this Agreement must be given in writing. A Notice may be given by delivery to an individual or by fax, and will be validly given if delivered on a Business Day to an individual at the following address, or, if transmitted on a Business Day by fax addressed to the following party:
 if to the Borrower:
Globaltex Industries Inc.
501 - 1200 West Pender Street
Vancouver, B.C.
V6E 2S9

Attention.:  Chief Executive Officer

 Fax No.:  (604) 682-4698
 if to the Lender:
 Mark Smith
 c/o Oakwood Laboratories Ltd.
 7670 First Place
 P.O. Box 461027
 Oakwood, Ohio
 44146

 Fax No.:  (404) 359-0001

or to any other address, fax number or individual that the party designates. Any Notice:
(a) if validly delivered, will be deemed to have been given when delivered;
(b) if validly transmitted by fax before 3:00 p.m. (local time at the place of receipt) on a Business Day, will be deemed to have been given on that Business Day, and
(c) if validly transmitted by fax after 3:00 p.m. (local time at the place of receipt) on a Business Day, will be deemed to have been given on the Business Day after the date of the transmission.

9.4 Waivers. No waiver of any provision of this Agreement is binding unless it is in writing and signed by all the parties to this Agreement except that any provision which does not give rights or benefits to particular parties may be waived in writing, signed only by those parties who have rights under, or hold the benefit of, the provision being waived if those parties promptly send a copy of the executed waiver to all other parties. No failure to exercise, and no delay in exercising, any right or remedy under this Agreement will be deemed to be a waiver of that right or remedy. No waiver of any breach of any provision of this Agreement will be deemed to be a waiver of any subsequent breach of that provision or of any similar provision.

9.5 Further Assurances. The parties hereto will do, execute and deliver or will cause to be done, executed and delivered promptly on request from the Lender or the Borrower as the case may be, all further documents and take all further action reasonably necessary or appropriate to give effect to the provisions and intent of this Agreement and to complete the transactions contemplated by this Agreement.

9.6 Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that party may be entitled.

9.7 Counterparts. This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts with the same effect as if all parties had all signed and delivered the same document and all counterparts will be construed together to be an original and will constitute one and the same agreement.

9.8 Delivery by Fax. Any party may deliver an executed copy of this Agreement by fax but that party will immediately dispatch by delivery in person to the other parties an originally executed copy of this Agreement.

9.9 Amendments. Except as permitted for certain waivers in Section 9.4, no amendment, supplement, restatement or termination of any provision of this Agreement is binding unless it is in writing and signed by each Person that is a party to this Agreement at the time of the amendment, supplement, restatement or termination.

9.10 Submission to Jurisdiction. Each of the parties irrevocably submits to the jurisdiction of the courts of British Columbia in any Permitted Action and each party to this Agreement waives, and will not assert by way of motion, as a defense, or otherwise, in any Permitted Action, any claim that:
(a) that party is not subject to the jurisdiction of the courts of British Columbia;
(b) the Permitted Action is brought in an inconvenient forum;
(c) the venue of the Permitted Action is improper, or
(d) any subject matter of the Permitted Action may not be enforced in or by the courts of British Columbia.
In any suit or action brought to obtain a judgment for the recognition or enforcement of any final judgment rendered in a Permitted Action, no party to this Agreement will seek any judicial review with respect to the merits of any Permitted Action, whether or not that party appears in or defends the Permitted Action.

9.11 Entire Agreement. This Agreement and all documents contemplated by or delivered under or in connection with this Agreement, constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements, negotiations, discussions, undertakings, representations, warranties and understandings, whether written or oral, express or implied, statutory or otherwise .
IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the first date above written.

GLOBALTEX INDUSTRIES INC.


Per: _____________________________
Authorized Signatory

MARK SMITH




SCHEDULE A

PROMISSORY NOTE



PRINCIPAL AMOUNT:  CAD $372,000 DUE DATE: September 10, 2002



FOR VALUE RECEIVED, Globaltex Industries Inc. (the "Borrower"), a British Columbia company having its registered and records office at 3000 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3, HEREBY PROMISES TO PAY to the order of Mark Smith, of 5090 Warwick Terrace, Pittsburgh, PA, 15213, (the "Lender") by September 10, 2002 the sum of:

THREE HUNDRED SEVENTY TWO THOUSAND CANADIAN DOLLARS
($372,000)

This note is given pursuant to a loan agreement between the Borrower and the Lender made as of September 7, 2001 and is to be construed and enforced in accordance therewith.

The Borrower hereby waives presentment for payment, notice of protest and notice of non-payment.


DATED at Vancouver, B.C., this 10th day of September, 2001.

GLOBALTEX INDUSTRIES INC.


Per:        (C/S)
 _____________________
 Authorized Signatory



SCHEDULE B

SHARE PLEDGE AGREEMENT


This Agreement dated September 10, 2001.

BETWEEN:
MARK SMITH, a businessman, of 5090 Warwick Terrace, Pittsburgh, PA,
U.S.A.  15213

(the "Secured Party")
AND:
GLOBALTEX INDUSTRIES INC. a company incorporated under the laws of the Province of British Columbia, having an office at #501 - 1200 West Pender Street, Vancouver, British Columbia, V6E 2S9
(the "Debtor")
WHEREAS:
A. The Debtor and the Secured Party have entered into a loan agreement dated September 7, 2001 (as the same may be amended, extended, renewed, replaced, restated and in effect from time to time the "Loan Agreement") pursuant to which the Secured Party has advanced to the Debtor the amount of CAD $372,000;
B. Pursuant to the Loan Agreement, the Debtor is required to grant to the Secured Party the security created hereby as security for the due payment of the amounts due from the Debtor to the Secured Party under the Loan Agreement and for the performance of the obligations of the Debtor under the Loan Agreement (hereinafter collectively referred to as the "Indebtedness and Liabilities"); and
C. Pursuant to an existing share pledge agreement between the Debtor, the Secured Party, The R. Templeton Smith Foundation and Rockside Foundation, dated December 15, 2000, and an existing share pledge agreement between the Debtor and the Secured Party, dated August 24, 2001, the Debtor has already pledged to the Secured Party its shares of Falls Mountain Coal Inc. to secure certain other loan advances (collective, the "Existing Share Pledge Agreements").

NOW THEREFORE for valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the Debtor) the Debtor hereby agrees with the Secured Party as follows:
1. Security
As general and continuing security and as a pledge to secure the due payment and performance of the Indebtedness and Liabilities, the Debtor hereby pledges and hypothecates to the Secured Party and creates a security interest in favour of the Secured Party in the shares described in Exhibit A to this agreement which shares represent 100% of the issued and outstanding shares in the capital of Falls Mountain Coal Inc. and any other additional securities as may hereafter be delivered to the Secured Party by the Debtor, subject to the terms hereof, together with all renewals and replacements thereof and substitutions therefore (collectively the "Pledged Securities"), and proceeds thereof, and agrees that such shares and all such additional securities shall be held by the Secured Party.
The Pledged Securities and the security interest therein granted in favour of the Secured Party will be held by the Secured Party as collateral security to secure payment and performance of the Indebtedness and Liabilities. The Pledged Securities will be subject to the terms hereof and the security interest hereby constituted upon and by virtue of delivery of the share certificate(s) representing the Pledged Securities without any further formality or action on the part of the Debtor or the Secured Party.

2. Delivery
The Debtor hereby confirms that is has delivered to the Secured Party the share certificates representing the shares described in Exhibit A hereto, to be held by the Secured Party on the terms and conditions contained herein, and the Secured Party hereby acknowledges that it has received and his continuing to hold such certificates pursuant to the terms of this agreement and the Existing Share Pledge Agreements.

3. Responsibility of the Secured Party
It is agreed that the responsibility of Secured Party in regard to the Pledged Securities will be limited to exercising the same degree of care which the Secured Party gives to its own valuable property.

4. Rights of the Debtor
Subject to the provisions of the Loan Agreement unless and until there is an Event of Default by the Debtor under or pursuant to the Loan Agreement, or any security granted pursuant thereto, and without prejudice to the security interest hereby constituted, the Debtor will be entitled to exercise all rights of a holder of the Pledged Securities including, without limitation, any and all voting rights appertaining to the Pledged Securities.

5. Rights of the Secured Party
The Debtor further agrees that:
(a) at any time after an Event of Default has occurred under or pursuant to the Loan Agreement, or security held by the Secured Party pursuant to the Loan Agreement, the Secured Party may forthwith, without any notice, without demand for payment, without advertisement, and without any other formality, all of which are hereby waived, sell the Pledged Securities or any part thereof on any recognized exchange dealing in such securities or by public or private sale, and enforce payment of and otherwise realize upon the security of the Pledged Securities or any part thereof as fully and effectually as if the Secured Party were the absolute owners thereof, with all proceeds of sale being paid to the Secured Party to be applied on account of the Indebtedness and Liabilities to the full extent of the Indebtedness and Liabilities and the balance, if any, remaining thereafter being paid to the Debtor;
(b) the Secured Party will not be bound or obliged at any time or under any circumstances, to collect or see to the payment of any income or capital of, on or from any of the Pledged Securities or to sell or otherwise realize upon any of the Pledged Securities;
(c) the Pledged Securities or any excess thereof or proceeds of sale of the same may be applied upon any of the Indebtedness and Liabilities in such manner order and priority as the Secured Party may determine;
(d) all costs and charges incurred by the Secured Party with reference to the sale, enforcement or other realization of the Pledged Securities (including all broker's commissions, fees and other remuneration and all legal costs) will be added to the Indebtedness and Liabilities and will be a first charge upon the Pledged Securities and the proceeds thereof;
(e) any substituted Pledged Securities will be held subject to the same terms and conditions and with the same powers and authorities, as are hereby declared and conferred.

6. Saving Provision
This will be a continuing agreement and the Pledged Securities are in addition to and not in substitution for any other security held or which may in the future be held by the Secured Party in respect of the Indebtedness and Liabilities and will not operate as a merger of any debt or suspend the fulfilment of, or affect the rights, remedies and powers of the Secured
Party in respect of the Indebtedness and Liabilities or any Pledged Securities hereunder.

7. Term of Agreement
 This agreement and pledge hereby constituted will continue in full force and effect until such time as the Indebtedness and Liabilities have been paid or otherwise satisfied in full, whereupon the Secured Party will release the Pledged Securities or so much thereof as remains from the pledge and security interest hereunder and execute and deliver to the Debtor such releases as the Debtor may require for such purpose.

8. Governing Law
This Agreement will be governed by the laws of the Province British Columbia and the federal laws of Canada applicable therein.

9. Counterpart Execution
This Agreement may be executed in any number of counterparts as may be necessary and delivered by facsimile each of which so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and all counterparts will be construed together and will constitute one and the same instrument.

10. Enurement
This agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

11. Loan Agreement
If there is any conflict between the terms of this Agreement and the terms of the Loan Agreement, the terms of the Loan Agreement shall prevail.

12. Other Agreements
Notwithstanding the foregoing, this agreement is subject to and is intended by the parties to co-exist with the Existing Share Pledge Agreements. To the extent that the terms of this agreement are inconsistent with the terms of the Existing Share Pledge Agreements, the terms of the Existing Share Pledge Agreements will govern. The Secured Party hereby acknowledges that a changes of control of Falls Mountain Coal Inc. are subject to certain restrictions under a Joint Venture Agreement dated February 14, 1996 among Falls Mountain Coal Inc., Mitsui Matsushima Canada Ltd., BCR Ventures Inc. and the Debtor, as amended from time to time, and agrees to cooperate with the Debtor in abiding by the requirements and conditions of such restrictions.

13. Interpretation
It is agreed that the expressions "Debtor" , and "Secured Party" wherever used herein shall include the heirs, executors, administrators, successors and assigns of the Debtor and the Secured Party respectively, and wherever the singular or masculine is used throughout this agreement the same shall be construed as meaning the plural or the feminine or body corporate or politic where the context or the parties to this agreement so require.

GLOBALTEX INDUSTRIES INC.


Per:        (C/S)
 _____________________
 Authorized Signatory

MARK SMITH


_________________________




Exhibit A to the Share Pledge Agreement

Description of Pledged Securities


Share Certificate No. Name of Company Description of Shares Number of  Shares
No. 3          Falls Mountain Coal Inc.    Common voting shares       2
No. 4          Falls Mountain Coal Inc.    Common voting shares       10